File No. 812-14898

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Nuveen Churchill BDC LLC, Nuveen Fund Advisors, LLC, Nuveen Alternatives Advisors LLC, Churchill Asset Management LLC, Nuveen Asset Management, LLC, Symphony Asset Management LLC, Teachers Advisors, LLC, Teachers Insurance and Annuity Association of America, MM Funding, LLC, Churchill Middle Market Senior Loan Fund, LP, Churchill Middle Market Senior Loan Fund, Offshore LP, TGAM Churchill Middle Market Senior Loan Fund K, LP, TIAA Churchill Middle Market CLO I Ltd., TIAA Churchill Middle Market CLO II Ltd., Churchill Middle Market CLO IV Ltd., Churchill Middle Market CLO V Ltd., TPS Investors Master Fund, LP, TPS Investors Finance, Inc., TPS Investors Operating Fund, LLC, NAP Investors Fund, L.P., Nuveen Junior Capital Opportunities Fund, SCSp, Churchill Middle Market Senior Loan Fund II - K (Unlevered), LP, Churchill Middle Market Senior Loan Fund II – European Fund, SCSp, Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund, SCSp, Churchill Middle Market Senior Loan Fund II – Master Fund, LP, Churchill Middle Market Senior Loan Fund II – PS Co-Invest Fund, LP and PS FinCo, Inc.

730 Third Ave

New York, NY 10017

All Communications, Notices and Orders to:

Keith Jones

Managing Director

Nuveen, LLC

100 Park Avenue, 36th Floor

New York, NY 10017

(212) 207-2003

and

John McCally

Managing Director, Associate General Counsel

Nuveen, LLC

8500 Andrew Carnegie Blvd

Charlotte, NC 28262

(704) 988-1628

and

Christopher Rohrbacher

Managing Director, Associate General Counsel

Nuveen, LLC

333 W. Wacker Dr., 33rd Floor

Chicago, IL 60606

Copies to:

Steven B. Boehm

Anne G. Oberndorf

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

October 23, 2018

This Application (including exhibits) contains 38 pages. The Exhibit Index is on page 31.

I.	INTRODUCTION

A.	Requested Relief

Nuveen Churchill BDC LLC and its related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds and/or one or more Affiliated Funds (each defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

B.	Applicants Seeking Relief

•	Nuveen Churchill BDC LLC (the “Existing Regulated Fund”), a Delaware limited liability company that intends to elect to be regulated as a BDC (defined below) under the Act;
•	Nuveen Alternatives Advisors LLC (“NAA”), on behalf of itself and its successors;[3]
•	Churchill Asset Management LLC (“CAM”);
•	Nuveen Fund Advisors, LLC (“NFA”);
•	Nuveen Asset Management, LLC, Symphony Asset Management LLC, and Teachers Advisors, LLC (together with NAA, CAM and NFA, the “Existing Advisers”);
•

Teachers Insurance and Annuity Association of America (“TIAA”), the parent company for the Advisers (as defined below), MM Funding, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of TIAA, and any future direct or indirect wholly-owned or majority-owned subsidiaries of TIAA that intend to participate in Co-Investment Transactions, (collectively, the “TIAA Accounts”); and

•

The investment vehicles identified in Exhibit B, each of which is a separate and distinct legal entity and each of which (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, or (ii) does not meet the definition of investment company under the Act and qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code, as amended (the “Code”) because substantially all of its assets would consist of real properties (together with the TIAA Accounts,[4] the “Existing Affiliated Funds” and collectively with the Existing Regulated Fund and the Existing Advisers, the “Applicants”).

C.	Defined Terms

“Adviser” means any Existing Adviser and any Future Adviser (defined below); provided that an Adviser serving as a sub-adviser to an Affiliated Fund is included in this term only if such Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund (defined below) or a Regulated Fund (defined below) whose sub-adviser is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

“Affiliated Fund” means any Existing Affiliated Fund or any Future Affiliated Fund.

“BDC” means a business development company under the Act.5

“Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

4 Although TIAA is excluded from investment company status by Section 3(c)(3), the Applicants request that TIAA be permitted to participate in Co-Investment Transactions (defined below) as an Affiliated Fund. (TIAA also requests relief to utilize wholly or majority-owned subsidiaries to hold investments acquired in a Co-Investment Transaction in a principal capacity on its behalf that are excluded from investment company status by Section 3(c) of the Act or Rule 3a-7 under the Act, or that do not meet the definition of investment company under the Act.) The Applicants do not believe that TIAA’s participation in Co-Investment Transactions raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds due to the Advisers’ existing investment allocation procedures as enhanced as described herein. TIAA is a client of certain of the Advisers with respect to one or more investment strategies to be pursued by the Regulated Funds in the same way that the other Affiliated Funds are clients of certain Advisers. Although portions of the TIAA Accounts’ assets may be managed by an investment adviser that is not an Adviser, only the portion of the TIAA Accounts’ assets for which an Adviser has investment discretion will participate in Co-Investment Transactions.

5 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the applicable Regulated Fund’s Adviser(s) will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser(s) to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though the Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any investment adviser that in the future (i) is controlled by TIAA, (ii) (a) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that is controlled by TIAA, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Affiliated Fund” means an entity (a) whose investment adviser or sub-adviser is an Adviser, (b) (i)(x) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, or (ii) that does not meet the definition of investment company under the Act and qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets would consist of real properties, and (c) that intends to participate in the program of co-investment described in the Application; provided that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser or sub-adviser is an Adviser, and (c) that intends to participate in the program of co-investment described in the Application.

“Independent Director” means a member of the Board of any Regulated Fund who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Fund and any Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

i.)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

ii.)	it is not subject to restrictive agreements with the issuer or other security holders; and

iii.)

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned7 by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of a SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and that (iv) (A) would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, (B) relies on Rule 3a-7 under the Act, or (C) qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets would consist of real properties. The term “SBIC Subsidiary” means a Wholly- Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company.

6 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

7 A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

II.	APPLICANTS

Each Applicant below may be deemed to be directly or indirectly controlled by Nuveen, LLC (“Nuveen”), which in turn is controlled by TIAA. Nuveen directly owns controlling interests in the Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Funds. Nuveen, however, is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Nuveen has not been included as an Applicant.

A.	The Existing Regulated Fund

The Existing Regulated Fund was organized on March 13, 2018 as a Delaware limited liability company. The Existing Regulated Fund intends to (i) file an election to be regulated as a BDC under the Act and (ii) file an election to be treated as a regulated investment company under Subchapter M of the Code, and intends to continue to make such election in the future. The Existing Regulated Fund’s principal place of business is 730 Third Avenue, New York, NY 10017.

The Existing Regulated Fund’s investment objective is to seek to generate current income and long-term capital appreciation by originating, investing in, acquiring, holding and disposing of, directly or indirectly through one or more intermediate entities, equity securities and debt obligations (including loans) primarily in small- or medium-sized companies.

It is expected that NFA will become the investment adviser to the Existing Regulated Fund, and each of NAA and CAM will serve as investment sub-advisers to the Existing Regulated Fund. The Existing Regulated Fund’s business and affairs will be managed under the direction of a Board, a majority of which will be comprised of Independent Directors.

B.	The Advisers

TIAA’s asset management division does business as Nuveen. Nuveen markets a wide range of specialized investment solutions which provide investors access to the capabilities of Nuveen’s investment management affiliates, each of which has distinct investment processes and dedicated investment teams. Nuveen operates as a stand-alone asset management business, retaining its multi-specialty business model.

Each of NFA, CAM and NAA is a limited liability company organized under the laws of Delaware, is an investment adviser registered with the Commission under the Advisers Act, and is an indirect, majority- or wholly-owned subsidiary of TIAA.

1.	NFA

NFA will serve as the investment adviser to the Existing Regulated Fund pursuant to an investment advisory agreement by and between NFA and the Existing Regulated Fund (subject to Board approval) (the “NFA Advisory Agreement”).

NFA currently provides management services primarily to open-end and closed-end investment companies registered under the Act. As of June 30, 2018, NFA’s discretionary assets under management were approximately $141.2 billion. NFA engages affiliated or unaffiliated sub-advisers who provide discretionary portfolio management services with respect to the assets allocated to each sub-adviser. NFA will be responsible for the overall management of the Existing Regulated Fund’s activities pursuant to the NFA Advisory Agreement. NFA intends to engage NAA and CAM to serve as investment sub-advisers to the Existing Regulated Fund, as discussed below.

NFA will delegate substantially all of its portfolio-management obligations as set forth in the NFA Advisory Agreement to NAA and CAM pursuant to investment sub-advisory agreements, as discussed below. NFA will have general oversight over the investment process on behalf of the Existing Regulated Fund. NFA will also have ultimate responsibility for the Existing Regulated Fund’s performance under the terms of the respective investment sub-advisory agreements.

NFA will not source any Potential Co-Investment Transactions under the requested Order.

2.	NAA

NAA will serve as an investment sub-adviser to the Existing Regulated Fund pursuant to an investment sub-advisory agreement between NFA and NAA (subject to Board approval) (the “NAA Sub-Advisory Agreement”).

NAA currently manages unregistered investment funds, separate accounts and joint venture vehicles utilizing private capital, real estate, agriculture, infrastructure, timber, credit and related strategies. As of June 30, 2018, NAA’s discretionary assets under management were approximately $80.3 billion. The research and investment staff responsible for these alternative asset classes and strategies, as well as the policies and procedures governing these investments, are drawn from the personnel and asset management experience of NAA’s parent and affiliated companies, including TIAA and Nuveen and their subsidiaries. In addition, NAA serves as investment adviser to a portion of the TIAA Accounts pursuant to investment advisory agreements.

Together with CAM, NAA will provide investment advisory and management services to the Existing Regulated Fund. Under the terms of the NAA Sub-Advisory Agreement, NAA will, with respect to the assets of the Existing Regulated Fund over which it has discretionary authority: (i) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (ii) close and monitor investments; and (iii) determine the securities and other assets to be purchased, retained or sold. Subject to Board approval, NFA and NAA will enter into the NAA Sub-Advisory Agreement, the terms of which the parties expect will provide NAA with broad delegated authority to oversee its applicable portion of the Existing Regulated Fund’s portfolio.

As noted above, NFA will delegate substantially all of its portfolio-management obligations as set forth in the NFA Advisory Agreement to NAA and CAM pursuant to the NAA Sub-Advisory Agreement and the CAM Sub-Advisory Agreement (as defined below), respectively. NFA will have general oversight over the investment process on behalf of the Existing Regulated Fund. NFA will also have ultimate responsibility for the Existing Regulated Fund’s performance under the terms of the NAA Sub-Advisory Agreement.

3.	CAM

CAM will serve as an investment sub-adviser to the Existing Regulated Fund pursuant to an investment sub-advisory agreement between NFA and CAM (subject to Board approval) (the “CAM Sub-Advisory Agreement” and, together with the NFA Advisory Agreement and the NAA Sub-Advisory Agreement, the “Advisory Agreements”).

CAM currently manages separate accounts and unregistered funds investing in private middle-market leveraged loans and related strategies. CAM’s investment advice is limited primarily to investments in first lien secured and unitranche loans made principally to private U.S. middle market companies whose typical profile is consistent with below investment grade debt ratings categories and that are, in most cases, controlled by private equity investment firms. As of June 30, 2018, CAM’s discretionary assets under management were approximately $3.4 billion.

Together with NAA, CAM will provide investment advisory and management services to the Existing Regulated Fund. Under the terms of the CAM Sub-Advisory Agreement, CAM will, with respect to the assets of the Existing Regulated Fund over which it has discretionary authority: (i) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (ii) close and monitor investments; and (iii) determine the securities and other assets to be purchased, retained or sold. Subject to Board approval, NFA and CAM will enter into the CAM Sub-Advisory Agreement, the terms of which the parties expect will provide CAM with broad delegated authority to oversee its applicable portion of the Existing Regulated Fund’s portfolio.

As noted above, NFA will delegate substantially all of its portfolio-management obligations as set forth in the NFA Advisory Agreement to NAA and CAM pursuant to the NAA Sub-Advisory Agreement and the CAM Sub-Advisory Agreement, respectively. NFA will have general oversight over the investment process on behalf of the Existing Regulated Fund. NFA will also have ultimate responsibility for the Existing Regulated Fund’s performance under the terms of the CAM Sub-Advisory Agreement.

C.	TIAA

TIAA is a stock life insurance company organized under New York law that operates without profit by the terms of its charter. All of the outstanding stock of TIAA is held by the TIAA Board of Overseers. TIAA Board of Overseers is a Not-for-Profit corporation organized under the New York Not-for-Profit Corporation Law and, as such, does not issue stock or other ownership interests. TIAA Board of Overseers is controlled by its members, who are normally seven natural persons who each serve seven-year terms. The members are responsible for, among other things, defining the mission of TIAA, overseeing TIAA’s business strategies and performance in consultation with the CEO and management, reviewing policy issues affecting TIAA, and overseeing matters that could threaten the general reputation of TIAA. Traditionally, the TIAA chief executive officer and president is a member of the Overseers. No other current member of the TIAA Board of Trustees or TIAA management is an Overseer, so that the Board of Overseers has independent oversight.

As a stock life insurance company regulated by the New York State Department of Financial Services (“NY DFS”) and the self-regulatory organization the National Association of Insurance Commissioners, TIAA invests its assets in a general investment account to match its liabilities with respect to maturity and interest rate risk, including managing duration, liquidity and overall volatility. The TIAA Accounts are reviewed by the NY DFS to ensure compliance with various legal and accounting rules that, among other things, govern the types and amount of assets that an insurance company must maintain to help assure its ability to meet its obligations to policy holders. The TIAA Accounts are also subject to internal investment policies and oversight by various TIAA committees.

Certain of the Advisers act as investment advisers to the TIAA Accounts pursuant to investment advisory agreements. TIAA, its subsidiaries, and other investment advisory clients of one or more Advisers may from time to time invest in the Regulated Funds and/or the Affiliated Funds.

TIAA holds various financial assets in a principal capacity. TIAA has various business lines that it operates through its wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in Co-Investment Transactions have been included as Applicants herein.

Although TIAA indirectly owns the Advisers, each Adviser has a separate board of managers (or similar governing body), officers and management team than that of TIAA, and operates as a separate, distinct legal entity. The allocation procedures of the Advisers that act as investment advisers to TIAA and/or its affiliates with respect to investments in securities do not distinguish between TIAA Accounts and third-party accounts. Consequently, despite the affiliation between TIAA and the Advisers, the Advisers engaged by TIAA to manage portions of the TIAA Accounts do so at arm’s length in the same way they manage third-party accounts in the relevant asset classes.

D.	The Existing Affiliated Funds

Each of the Existing Affiliated Funds is a separate and distinct legal entity which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) or that qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets consist of real properties. Certain of the Existing Advisers serve as investment advisers and investment sub-advisers to the Existing Affiliated Funds. Each of the Existing Advisers is registered as an investment adviser under the Advisers Act. A complete list of the Existing Affiliated Funds is included in Exhibit B.

As used in this Application, the term “investment adviser” refers to the Adviser(s) that provide investment advisory services to the Existing Affiliated Funds notwithstanding that the relevant underlying documentation for an Existing Affiliated Fund may use different terminology, including “collateral manager.”

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to many precedents, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Further, in line with recent precedents,8 the Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

Applicants include multiple Advisers that are subsidiaries of TIAA. The Advisers manage numerous private equity, credit and real estate funds and separate accounts with a wide variety of mandates. These clients currently include registered investment companies that are regulated under the Act. Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the registered investment companies, the Act.

The Advisers are presented with thousands of investment opportunities each year on behalf of their clients and the Advisers must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Section 17(d), Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or Disposition if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds are required to forego potential transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

8 See TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC-32969 (January 17, 2018) (order), Release No. IC-32945 (December 20, 2017) (notice); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); and Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice).

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Existing Advisers have established, and each of the Future Advisers will establish, rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

Each of the Existing Advisers are, and each of the Future Advisers will be, organized and managed such that the portfolio managers and analysts (“Investment Teams”) responsible for evaluating investment opportunities in Potential Co-Investment Transactions and making investment decisions with respect thereto on behalf of clients are promptly notified of such opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).9 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the other Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the applicable Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures will be structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

9 The applicable Investment Teams will be comprised of representatives from each Adviser to a particular Regulated Fund entitled to participate in each meeting of such Adviser that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria and such Adviser’s delegated authority under its applicable investment advisory agreement with the applicable Regulated Fund. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or the meetings of the relevant Investment Team, or pursuant to a separate information sharing process established among the Advisers for such purpose. In addition, the policies and procedures are designed to ensure that minutes will be taken for all Investment Team meetings at which investments that fall within a Regulated Fund’s Objectives and Strategies and Board-Established Criteria and delegated authority are discussed, including a certification requirement by an investment officer of the applicable Adviser that either (i) no investment opportunities that overlap with any Regulated Fund’s Objectives and Strategies and Board-Established Criteria were discussed at the meeting or (ii) an investment opportunity overlapping with a Regulated Fund’s Objectives and Strategies and Board-Established Criteria and delegated authority was discussed and that the other Advisers were made aware of such investment opportunity on a timely basis.

(b)    Order Placement and Allocation

General. If the applicable Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser will submit a proposed order amount to an internal allocation committee, which the Advisers will establish to handle the allocation of investment opportunities in Potential Co-Investment Transactions (the “Co-Investment Transaction Allocation Committee”). Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by the Co-Investment Transaction Allocation Committee.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval to the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the expected size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be placed with the expectation that it will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.11 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers will follow such allocation policies. The entire allocation process will be monitored and reviewed by the applicable Adviser’s compliance team, led by its chief compliance officer, and approved by the Board of each Regulated Fund.

10 The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

11 The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

(c)    Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)    Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)    Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by Condition 7.

(a)    Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

12 See note 31, below.

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)    Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

13 See note 29, infra.

14 In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

15 However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC),[16] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

16 Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

17 See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) controlled affiliates of TIAA manage each of the Regulated Funds and the Affiliated Funds and may be deemed to control any Future Regulated Fund and Future Affiliated Fund, and (ii) TIAA controls NFA, CAM and NAA, which will manage the Existing Regulated Fund pursuant to the Advisory Agreements. Thus, each of the Affiliated Funds could be deemed to be a person related to the Existing Regulated Fund in a manner described by Section 57(b) and related to Future Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

18 See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

19 Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

20 H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.21 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by (i) Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the “Apollo Order”),22 (ii) Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the “Ares Order”),23 (iii) Oaktree Strategic Income, LLC and its affiliates, for which an order was issued on October 18, 2017 (the “Oaktree Order”),24 (iv) Barings Corporate Investors and its affiliates, for which an order was issued on October 19, 2017 (the “Barings Order”)25 and (v) TCG BDC, Inc. and its affiliates, for which an order was issued on January 17, 2018 (the “TCG Order”).26

While Applicants have sought to conform substantial portions of this Application and the Conditions herein to recent precedent, most of the recent orders involving joint transactions, apart from the Apollo Order, the Ares Order, the Barings Order, the Oaktree Order and the TCG Order, have involved one or two managers that advise a small number of BDCs or regulated funds, on the one hand, and a small number of private funds, on the other hand. As discussed above, Applicants have numerous private funds, which have similar, but not identical investment objectives and policies. Due to the size and complexity of Applicants’ operations, Applicants believe that an order based on existing precedents, other than the Apollo Order, the Ares Order, the Barings Order, the Oaktree Order and the TCG Order, would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their shareholders. Thus, for example, Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants.

Applicants believe that the relief requested herein is consistent with the policy underlying the Apollo Order, Ares Order, Barings Order, Oaktree Order and TCG Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

21 See, e.g., Oaktree Strategic Income, LLC, et al., supra note 8; Barings Corporate Investors, et al. (File No. 812-14689) Release No. IC-32864 (October 19, 2017) (order), Release No. IC-32822 (September 20, 2017) (notice); Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 31, 2017) (notice); Ares Capital Corporation, et al., supra note 8; Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (January 4, 2017) (order), Release No. IC-32382 (December 7, 2016) (notice); Apollo Investment Corporation, et al., supra note 8.

22 Apollo Investment Corporation, et al., supra note 8.

23 Ares Capital Corporation, et al., supra note 8.

24 Oaktree Strategic Income, LLC, et al., supra note 8.

25 Barings Corporate Investors, et al., supra note 21.

26 TCG BDC, Inc., et al., supra note 8.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.    Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund such Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), it will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.    Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect27 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.    Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.    General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,28 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.    Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.    Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

27 For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

28 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;29 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.    Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

29 In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial30 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.    Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,31 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

30 In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

31 To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.    Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.    Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance.

(d) The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.    Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.    Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.    Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.    Transaction Fees.32 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.    Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.  PROCEDURAL MATTERS

A.    Communications

 Please address all communications concerning this Application and the Notice and Order to:

Keith Jones

Managing Director

Nuveen, LLC

100 Park Avenue, 36th Floor

New York, NY 10017

(212) 207-2003

and

John McCally

Managing Director, Associate General Counsel

Nuveen, LLC

8500 Andrew Carnegie Blvd

Charlotte, NC 28262

(704) 988-1628

and

Christopher Rohrbacher

Managing Director, Associate General Counsel

Nuveen, LLC

333 W. Wacker Dr., 33rd Floor

Chicago, IL 60606

32 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Anne G. Oberndorf

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

B.    Authorization

All requirements for the execution and filing of this Application, including the filing of any amendments thereto, in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 23rd day of October, 2018.

NUVEEN CHURCHILL BDC LLC

By: Nuveen Alternatives Advisors LLC, its member

By:	/s/ John D. McCally

Name:	John D. McCally
Title:	Managing Director

NUVEEN FUND ADVISORS, LLC

By:	/s/ Christopher M. Rohrbacher

Name:	Christopher M. Rohrbacher
Title:	Managing Director

NUVEEN ALTERNATIVES ADVISORS LLC

By:	/s/ John D. McCally

Name:	John D. McCally
Title:	Managing Director

CHURCHILL ASSET MANAGEMENT LLC

By:	/s/ John D. McCally

Name:	John D. McCally
Title:	Assistant Secretary

NUVEEN ASSET MANAGEMENT, LLC

By:	/s/ Gifford R. Zimmerman

Name:	Gifford R. Zimmerman
Title:	Managing Director

SYMPHONY ASSET MANAGEMENT LLC

By:	/s/ Gifford R. Zimmerman

Name:	Gifford R. Zimmerman
Title:	Vice President

TEACHERS ADVISORS, LLC

	By:	/s/ John D. McCally
Name: John McCally
Title: Managing Director

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By:	Nuveen Alternatives Advisors LLC, its investment adviser

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

MM FUNDING, LLC

By:	Nuveen Alternatives Advisors LLC, its investment adviser

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP

By:	TGAM Churchill Fund GP LLC, its general partner
By:	Churchill Asset Management LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Assistant Secretary

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP

By:	TGAM Churchill Fund GP LLC, its general partner
By:	Churchill Asset Management LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Assistant Secretary

TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K, LP

By:	TGAM Churchill Fund GP LLC, its general partner
By:	Churchill Asset Management LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Assistant Secretary

TIAA CHURCHILL MIDDLE MARKET CLO I LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TIAA CHURCHILL MIDDLE MARKET CLO II LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET CLO IV LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET CLO V LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TPS INVESTORS MASTER FUND, LP

By:	TPS Investors GP, LLC, its general partner
By:	Nuveen Alternatives Advisors LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TPS INVESTORS FINANCE, INC.

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TPS INVESTORS OPERATING FUND, LLC

By:	TPS Investors GP, LLC, its manager
By:	Nuveen Alternatives Advisors LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

NAP INVESTORS FUND, L.P.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II - K (UNLEVERED), LP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN FUND, SCSP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN CO-INVEST FUND, SCSP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – MASTER FUND, LP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – PS CO-INVEST FUND, LP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

PS FINCO, INC.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT

Exhibit A	Verification

Exhibit B	Existing Affiliated Funds

Exhibit C	Resolutions of the Sole Member of Nuveen Churchill BDC LLC

EXHIBIT A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of October 23, 2018 for and on behalf of Nuveen Churchill BDC LLC, Nuveen Fund Advisors, LLC, Nuveen Alternatives Advisors LLC, Churchill Asset Management LLC, Nuveen Asset Management, LLC, Symphony Asset Management LLC, Teachers Advisors, LLC, Teachers Insurance and Annuity Association of America, MM Funding, LLC, Churchill Middle Market Senior Loan Fund, LP, Churchill Middle Market Senior Loan Fund, Offshore LP, TGAM Churchill Middle Market Senior Loan Fund K, LP, TIAA Churchill Middle Market CLO I Ltd., TIAA Churchill Middle Market CLO II Ltd., Churchill Middle Market CLO IV Ltd., Churchill Middle Market CLO V Ltd., TPS Investors Master Fund, LP, TPS Investors Finance, Inc., TPS Investors Operating Fund, LLC, NAP Investors Fund, L.P., Nuveen Junior Capital Opportunities Fund, SCSp, Churchill Middle Market Senior Loan Fund II - K (Unlevered), LP, Churchill Middle Market Senior Loan Fund II – European Fund, SCSp, Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund, SCSp, Churchill Middle Market Senior Loan Fund II – Master Fund, LP, Churchill Middle Market Senior Loan Fund II – PS Co-Invest Fund, LP and PS FinCo, Inc.; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

NUVEEN CHURCHILL BDC LLC

By:	Nuveen Alternatives Advisors LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

NUVEEN FUND ADVISORS, LLC

	By:	/s/ Christopher M. Rohrbacher
Name: Christopher M. Rohrbacher
Title: Managing Director

NUVEEN ALTERNATIVES ADVISORS LLC

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL ASSET MANAGEMENT LLC

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Assistant Secretary

NUVEEN ASSET MANAGEMENT, LLC

	By:	/s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Managing Director

SYMPHONY ASSET MANAGEMENT LLC

	By:	/s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Vice President

TEACHERS ADVISORS, LLC

	By:	/s/ John D. McCally
Name: John McCally
Title: Managing Director

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By:	Nuveen Alternatives Advisors LLC, its investment adviser

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

MM FUNDING, LLC

By:	Nuveen Alternatives Advisors LLC, its investment adviser

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP

By:	TGAM Churchill Fund GP LLC, its general partner
By:	Churchill Asset Management LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Assistant Secretary

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP

By:	TGAM Churchill Fund GP LLC, its general partner
By:	Churchill Asset Management LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Assistant Secretary

TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K, LP

By:	TGAM Churchill Fund GP LLC, its general partner
By:	Churchill Asset Management LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Assistant Secretary

TIAA CHURCHILL MIDDLE MARKET CLO I LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TIAA CHURCHILL MIDDLE MARKET CLO II LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET CLO IV LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET CLO V LTD.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TPS INVESTORS MASTER FUND, LP

By:	TPS Investors GP, LLC, its general partner
By:	Nuveen Alternatives Advisors LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TPS INVESTORS FINANCE, INC.

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

TPS INVESTORS OPERATING FUND, LLC

By:	TPS Investors GP, LLC, its manager
By:	Nuveen Alternatives Advisors LLC, its member

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

NAP INVESTORS FUND, L.P.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II - K (UNLEVERED), LP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN FUND, SCSP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN CO-INVEST FUND, SCSP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – MASTER FUND, LP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – PS CO-INVEST FUND, LP

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

PS FINCO, INC.

By:	Nuveen Alternatives Advisors LLC, its manager

	By:	/s/ John D. McCally
Name: John D. McCally
Title: Managing Director

EXHIBIT B

Existing Affiliated Funds

Each Existing Affiliated Fund, except for TIAA, is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) or that qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets consist of real properties. The Existing Affiliated Funds are advised by the Existing Advisers. TIAA, as stated above, is excluded from investment company status by Section 3(c)(3).

Churchill Middle Market Senior Loan Fund, LP

Churchill Middle Market Senior Loan Fund, Offshore LP

TGAM Churchill Middle Market Senior Loan Fund K, LP

TIAA Churchill Middle Market CLO I Ltd.

TIAA Churchill Middle Market CLO II Ltd.

Churchill Middle Market CLO IV Ltd.

Churchill Middle Market CLO V Ltd.

TPS Investors Master Fund, LP

TPS Investors Finance, Inc.

TPS Investors Operating Fund, LLC

Teachers Insurance and Annuity Association of America

MM Funding, LLC

NAP Investors Fund, L.P.

Nuveen Junior Capital Opportunities Fund, SCSp

Churchill Middle Market Senior Loan Fund II - K (Unlevered), LP

Churchill Middle Market Senior Loan Fund II – European Fund, SCSp

Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund, SCSp

Churchill Middle Market Senior Loan Fund II – Master Fund, LP

Churchill Middle Market Senior Loan Fund II – PS Co-Invest Fund, LP

PS FinCo, Inc.

EXHIBIT C

Resolutions of the Sole Member (the “Member”) of

Nuveen Churchill BDC LLC (the “Company”)

WHEREAS, the Member has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as an exhibit, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder; and

WHEREAS, the Member deems it advisable and in the best interest of the Company that the Company file the Co-Investment Exemptive Application.

RESOLVED, that the Member, shall be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Member shall be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by the Member in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the Member, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Member be, and hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Member may deem necessary and to identify by such Member’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.